Exhibit 21.1

Subsidiaries of Sitio Royalties Corp.

Name	Jurisdiction of Organization
Sitio Royalties GP, LLC	Delaware
Sitio Royalties Operating Partnership, LP	Delaware
STR Sub Inc.	Delaware
MNRL Sub Inc.	Delaware
Sitio Permian, LP	Delaware
Sitio Eagle Ford, LP	Delaware
Sitio Appalachia, LP	Delaware
Sitio Nuevo, LP	Delaware
Sitio Anadarko, LP	Delaware
Sitio Rockies, LP	Delaware
Sitio Finance Corp.	Delaware
Sitio Royalties Management Holdings, Inc.	Delaware
Sitio Royalties Management, LLC	Delaware